UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

Current Report Pursuant to Regulation A

Date of Report: March 12, 2018

(Date of earliest event reported)

CapRocq Core REIT, Inc.

(Exact name of issuer as specified in its charter)

Maryland	81-3797711
(State or other jurisdiction of incorporation	(I.R.S. Employer
or organization)	Identification No.)

1 Allied Drive, Suite 1715

Little Rock, Arkansas 72202

(Full mailing address of principal executive offices)

(501) 725-5530

(Issuer’s telephone number, including area code)

Item 4.	Changes in Issuer’s Certifying Accountant

(a)  Previous independent accountant

On March 12, 2018, CapRocq Core REIT, Inc. (the “Company”) notified HoganTaylor LLP (“Hogan”), an independent registered public accounting firm and successor by merger to the Company’s independent public accounting firm, JPMS Cox, PLLC (in its pre-merger capacity, “JPMS” and as merged into Hogan, “JPMS/Hogan”), that effective March 12, 2018, the Company had decided to dismiss JPMS/Hogan as the Company’s independent public accounting firm. The decision to dismiss JPMS/Hogan was made and approved by the Company’s board of directors.

The audit report of JPMS for the fiscal period ended December 31, 2016 did not contain an adverse opinion or a disclaimer of opinion, nor was it qualified or modified as to audit scope, or accounting principles.

During the most recent fiscal period ended December 31, 2017 and through March 12, 2018, the Company had no disagreements with JPMS/Hogan on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreement, if not resolved to their satisfaction, would have caused JPMS/Hogan to make reference to the subject matter of the disagreement in connection with its report. In addition, during that time there were no reportable events (as defined in Item 304(a)(1)(v) of Regulation S-K).

The Company has provided JPMS/Hogan with a copy of the disclosures required by Item 304(a) contained in this report on Form 1-U and has requested that JPMS/Hogan furnish the Company with a letter addressed to the Securities and Exchange Commission stating whether JPMS/Hogan agrees with the statements made by the Company in this Form 1-U and, if not, stating the respects in which it does not agree. A copy of JPMS/Hogan’s letter dated March 15, 2018 is filed as Exhibit 9.1 to this Form 1-U.

(b)  New independent accountant

Effective as of March 12, 2018, the Company engaged Heard, McElroy & Vestal, LLC (“HMV”) as its new independent registered public accounting firm. The decision to engage HMV was made and approved by the Company’s board of directors. HMV is located in Shreveport, Louisiana, and is registered with the Public Company Accounting Oversight Board.

During the most recent fiscal period ended December 31, 2017 and through March 12, 2018, the Company has not consulted with HMV regarding either: (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company’s financial statements or (ii) any matter that was either subject to a disagreement (as to terms in Item 304(a)(1)(iv) of Regulation S-K) or a reportable event (as that term is described in Item 304(a)(1)(v) of Regulation S-K).

Item 9.	Other Events

Exhibits

Exhibit No.	Description of Exhibit

9.1	HoganTaylor LLP letter addressed to the Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CAPROCQ CORE REIT, INC.,
a Maryland corporation

Date: March 15, 2018	By:	/s/ Beau Blair
Beau Blair
Chief Operating Officer, Treasurer, Secretary and Director
(Principal Accounting Officer & Principal Financial Officer)

Exhibit Index

Exhibit No.	Description of Exhibit

9.1	HoganTaylor LLP letter addressed to the Securities and Exchange Commission